7 March 2005	Page 1 of 1
Press release

[SANITEC LETTERHEAD]

Published 7 March 2005, at 14:25 CET

Sanitec's offer to purchase its EUR 260 million High Yield Bond proceeds

Sanitec's offer to purchase its EUR 260 million 9 % p.a. Senior Notes ("Notes") has by Friday, 4 March 2005 received tenders and consents representing over 95.2% of the Notes. In relation to the Indenture governing the Notes, this is sufficient to amend or eliminate substantially all the restrictive covenants, certain events of default and related provisions, as well as terminate the relevant pledge agreement. The offer is expected to expire on Friday, 18 March 2005. Please refer to the more comprehensive notice attached hereto.

Consent achievement notice: Sanitec International S.A. 9% Senior Notes due 2012

Sanitec International S.A. (the “Company”) today announced, pursuant to its previously announced offer to purchase (the “Offer”) any and all of its outstanding EUR 260,000,000 9% Senior Notes due 2012 (the “Notes”) and the solicitation of related consents (the “Consent Solicitation”), that as of 5:00 p.m. London time on 4 March 2005 (the “Consent Expiration Date”), the Company received tenders and consents representing over 95.2% of the Notes, which is sufficient to amend the Indenture governing the Notes to amend or eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture and terminate a pledge agreement dated 7 May 2002. The Offer continues and is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Friday, 18 March 2005 (the “Tender Offer Expiration Date”).

If the Offer is consummated, the total consideration (the “Total Consideration”) to be paid for each validly tendered Note and properly delivered consent will be an amount calculated based on the Reference Security (German Bundesobligationen 6.875% due 12 May 2005) plus a fixed spread of 50 basis points, which includes a consent payment equal to EUR 25 per EUR 1,000 principal amount of Notes purchased (the “Consent Payment”) – such amount expected to be determined on 2:00 p.m. London time on 15 March 2005. The Total Consideration shall only be paid for Notes tendered and related consents received on or prior to the Consent Expiration Date. If a holder tenders Notes after the Consent Expiration Date and before the Tender Offer Expiration Date, such holder will receive the Total Consideration minus the Consent Payment if the Offer is consummated.

Notes tendered prior to the Consent Expiration Date may no longer be withdrawn and the related consents may no longer be revoked.

The Company’s obligation to accept, and pay for Notes validly tendered pursuant to the Offer remains subject to the satisfaction or waiver by the Company of the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated 16 February 2005 (the “Offer Document”).

Dealer Managers and Solicitation Agents:

The Royal Bank of Scotland plc at +44 20 7085 6743

Greenwich Capital Markets, Inc. at +1 203 618 6148

UBS Limited: Liability Management Group at +44 20 7568 3118

UBS Securities LLC: Liability Management Group at + 1 203 719 5479

Tender Agents:

The Bank of New York, London Branch or The Bank of New York (Luxembourg) S.A. at +44 20 7964 4835.

The Offer Document contains important information, which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the Offer or an offer to purchase the Notes. Holders of the Notes should seek advice from an independent financial adviser as to the suitability of the Offer for the individual concerned.

The contents of this notice are the sole responsibility of Sanitec International S.A.